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SEC Mail Processing

JUN 3 0 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70728

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North Star Financial Services

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4180 Alton Road
(No. and Street)

Miami Beach	FL	33140
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Kleiner	786-606-5136	jkleiner@pluralfinance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

M&K CPAs, PLLC
(Name – if individual, state last, first, and middle name)

24955 Interstate Hwy 45 Ste 400	The Woodlands	TX	77380
(Address)	(City)	(State)	(Zip Code)

07/18/2006	2738
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eli Wishnivetski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northstar Financial Services, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YECHIEL BARON
Notary Public
State of Florida
Comm# HH279111
Expires 9/4/2026

Signature: ______________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Northstar Financial Services, LP

Financial Statements and Supplemental Information

December 31, 2024

Northstar Financial Services, LP

CONTENTS

M&K CPAS PLLC

To the Partners
Northstar Financial Services, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northstar Financial Services, LP (the "Company")as of December 31, 2024, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northstar Financial Services, LP as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a loss during the year ended December 31, 2024, and sustained negative cash flows and is dependent on capital contributions from its partners to ensure the Company's survival, all of which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of Northstar Financial Services, LP's management. Our responsibility is to express an opinion on Northstar Financial Services, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northstar Financial Services, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Reports Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Northstar Financial Services, LP's financial statements. The supplemental information is the responsibility of Northstar Financial Services, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Reports Pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting

amendments to 17 C.F.R. §240.17a-5, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
PCAOB # 2738
We have served as Northstar Financial Services, LP's auditor since 2024
The Woodlands, TX
April 4, 2025

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Current Assets:

Cash	$16,045
Prepaid Expenses	6,289
TOTAL ASSETS	$22,334

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities:

Accrued Expenses	$ 6,460
Credit Card	3,165
TOTAL LIABILITIES	9,625
TOTAL PARTNERS' CAPITAL	$12,709
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$22,334

The accompanying notes are an integral part of this financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	
Fees Earned	$-
TOTAL REVENUES	-
EXPENSES	
Legal and Accounting Services	26,403
Software Expenses	2,363
General and Administrative Expenses	1,164
Insurance	472
TOTAL EXPENSES	30,402
NET LOSS	$(30,402)

The accompanying notes are an integral part of this financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2024

BALANCE, January 1, 2024	$13,111
Partner Contributions	30,000
Net Loss	(30,402)
BALANCE, December 31, 2024	$12,709

The accompanying notes are an integral part of this financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(30,402)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Changes in working capital:	
(Increase) decrease in cash related to changes in assets or liabilities:	
Prepaid Expenses	(734)
Accrued Expenses	(10,840)
Credit Card	2,661
NET CASH USED IN OPERATING ACTIVITIES	(39,315)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Used in Financing Activities	30,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,315)
CASH, beginning of year	25,360
CASH, end of year	$16,045

The accompanying notes are an integral part of this financial statements.

NORTHSTAR FINANCIAL SERVICES, LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

1. Organization, Liquidity and Nature of Business

Northstar Financial Services, LP (the "Company" or "Northstar") was formed on April 21, 2021 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Limited Partnership that has four (4) limited partners. The Company is approved by FINRA to function as a private placement agent and investment banking advisory.

The Company has incurred a net loss of $30,402 for the year ended December 31, 2024 and has incurred operating losses for three years, which have been funded by capital contributions from its members. The Company has incurred financial losses and sustained negative cash flows from operations over the past fiscal year, raising substantial doubt about its ability to continue as a going concern without securing additional funding or substantially restructuring its operations

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2024 and the reported amounts of revenues and expenses during the period reported. Actual results could differ materially from such estimates included in the statement of financial condition.

Cash

The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company did not have excess cash in excess of federally insured limits of $250,000.

Revenue Recognition

The Company recognizes revenue in accordance with the ASC 606 framework, established by the Financial Accounting Standards Board (FASB), which outlines the following five-step model:

1. **Identify the contract(s) with a customer**: A contract is identified as an agreement between two parties that creates enforceable rights and obligations.

2. **Identify the performance obligations in the contract**: Performance obligations are the promises in a contract to transfer goods or services to the customer.
3. **Determine the transaction price**: The transaction price is the amount of consideration that the company expects to receive in exchange for transferring promised goods or services to a customer.
4. **Allocate the transaction price to the performance obligations in the contract**: If the contract contains more than one performance obligation, the company will allocate the transaction price to each performance obligation based on the standalone selling price of each distinct good or service.
5. **Recognize revenue when (or as) the entity satisfies a performance obligation**: Revenue is recognized when the company satisfies a performance obligation by transferring the promised good or service to the customer, which occurs when the customer gains control of that good or service.

Despite the comprehensive revenue recognition model in place, it is important to note that the Company did not have any revenues in the fiscal year 2024. The revenue recognition policies described apply to any retainer or fees provided by a customer, which are recognized only within the time period the services are rendered or over the duration of the contractual agreement.

Fair Value Measurements

On December 31, 2024, the carrying value of the Company's financial instruments, such as cash prepaids, and payables, approximate their fair values due to the nature of their short-term maturities.

Estimates

The financial statements are prepared using estimates and assumptions that impact reported amounts of assets, liabilities, revenues, and expenses. Key estimates include valuation of receivables and provisions for contingencies. Actual results could vary from these estimates.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to their limited partners.

3. Net Capital Requirements

The Company does not hold customer funds or securities and does not have customer accounts. As such, the Company is not subject to the various SEC Rule 15c3-3 requirements. The Company is operating under a minimum net capital of $5,000.

At December 31, 2024, the Company had net capital of $6,420 of which $1,420 was in excess of its required minimum net capital of $5,000. Percentage of aggregate indebtedness to net capital was 149.9%

4. **Litigation, Commitments and Contingencies**

As of the date of these financial statements, the company is not involved in any litigation and is not aware of any pending or threatened legal actions that could have a material effect on the company's financial condition or operations. Additionally, the company has evaluated its commitments and contingencies, including but not limited to contractual obligations, guarantees, and possible claims or assessments. Based on this evaluation, there are no known commitments or contingencies that pose a material risk to the financial position or future operations of the company.

5. **Subsequent Events**

Subsequent to the balance sheet date, on January, 2025, the transaction detailed in the Purchase and Sale Agreement dated July 31, 2024, between the Northstar Financial Services, LP Partners and Plural Capital Holdings LLC, was completed. This agreement entailed the sale of all issued and outstanding partnership interests in Northstar Financial Services, LP to the Purchaser. The total consideration paid by the Purchaser was $82,500, with payments structured as per the terms specified in the agreement.
This event does not affect the financial statements as of December 31, 2024, but will be reflected in the financial records and disclosures for the fiscal year ending December 31, 2025.
The company was rebranded to Plural Brokerage LLC.
No other subsequent events need to be disclosed as of April 4th, 2025.

Supplemental

Information

NORTHSTAR FINANCIAL SERVICES, LP

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 UNDER

THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2024

Net Capital computation:

Partners' Capital	$12,709
Non-allowable assets	$(6,289)
Net Capital	$6,420
Net Capital required	$5,000
Excess Net Capital	$1,420

Net Capital required based on leverage:

Aggregate Indebtedness	$9,625
Aggregate Indebtedness to Net Capital Ratio	1.4992
Total capital required based on 6 2/3% of liabilities	$642
Percentage of aggregate indebtedness to net capital	149.9%

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2024 as filed on April 4, 2025 by Northstar Financial Services on Form X- 17A-5.

NORTHSTAR FINANCIAL SERVICES, LP

EXEMPTIVE PROVISION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2024

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The computation for the Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted from the company's reporting as Northstar Financial Services, LP is exempt from these requirements according to SEA Release No. 34-70073, footnote 74. The conditions for this exemption have been fully complied with as of December 31, 2024. Throughout the fiscal year, Northstar Financial Services, LP engaged in limited business activities that did not involve holding customer cash or securities. No facts have come to our attention that would indicate any non-compliance with the exemption during the fiscal year ended December 31, 2024.

M&K CPAS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Northstar Financial Services, LP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Letter Pursuant to SEA Rule 17a-5, in which (1) Northstar Financial Services, LP did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 , and (2) Northstar Financial Services, LP is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation from private placements, in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northstar Financial Services, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northstar Financial Services, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC
The Woodlands, TX
April 4, 2025

Northstar Financial Services, LP
nstarfinservice.com

DECEMBER 31, 2024

NORTHSTAR FINANCIAL SERVICES, LP

EXEMPTION REPORT

The following statements are made to the best knowledge and belief of Northstar Financial Services, LP (the "Company"), as a broker-dealer:

(i) The Company does not hold customer funds or securities and does not have customer accounts. As such, the Company is not subject to the various SEC Rule 15c3-3 requirements. The Company is operating under a minimum net capital of $5,000. As of June 1, 2014, FINRA no longer requires firms to elect an exemption from the Customer Protection Rule within their Membership Agreement(s) or on their FOCUS Part IIA Report(s). FINRA made this change as a result of published guidance made available through Securities and Exchange Act of 1934 ("SEA") Release No. 34-70073. Specifically, Footnote 74 therein recognizes that a specific exemption category may not be appropriate for particular firms performing limited business activities (e.g., proprietary trading and/or private placement firms that do not hold customer cash or securities). Footnote 74 reads as follows: "There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report." The Company's Membership Agreement with FINRA articulates its specific business model which aligns with the exemptive language found in Footnote 74 and allows for the non-selection of an exemption from the Customer Protection Rule.

(ii) The Company has met the requirements of Footnote 74, as denoted above, throughout the most recent fiscal year of January 1, 2024 through December 31, 2024 without exception. Review of the Company's policies and procedures comply with Footnote 74 in that the Company conducted limited business activities (private placements) and did not receive funds or securities during the fiscal year of 2024.

Eli Wishnivetski
Chief Executive Officer
Northstar Financial Services, LP

April 4, 2025